Item 77E - DWS Institutional Funds
On December 7, 2010, DWS Institutional Funds
(the "Trust") was named as a defendant in the First
Amended Complaint filed by the Official
Committee of Unsecured Creditors in the U.S.
Bankruptcy Court for the District of Delaware in the lawsuit styled Official Committee of Unsecured
Creditors of Tribune Company, et al., v. Fitzsimons et al. (the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune
Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States District
Court for the Southern District of New York, case no. 12-MC-2296. The Court has issued a scheduling order which stays all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases, which motions remain pending. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.


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CHICAGO/#2224751.1
 For internal use only